FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated first quarter earnings for fiscal year 2020.

Banco BBVA Argentina S.A. announces First Quarter 2020 results

Buenos Aires, June 8, 2020 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “el Banco”) announced today its consolidated results for the first quarter (1Q20), ended on March 31 2020.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2019 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2020.

1Q20 Highlights

•

BBVA Argentina’s net income (including inflation adjustment) in 1Q20 was $3.1 billion, 20.1% lower than the $3.9 billion reported in the fourth quarter of 2019 (4Q19) and 36.2% lower than the $4.9 billion reported in the first quarter of 2019 (1Q19).

•	In 1Q20, BBVA Argentina posted an inflation adjusted average return on assets (ROA) of 2.5% and an inflation adjusted average return on equity (ROE) of 14.5%.

•

BBVA Argentina’s net income (including inflation adjustment) in 1Q20 excluding results generated by Prisma Medios de Pago S.A. sale, would have been 6.9% lower to the $3.3 billion recorded on 4Q19 and 72% higher than the $1.8 billion recorded in 1Q19.

•

In terms of activity, total consolidated financing to the private sector in 1Q20, adjusted by inflation, totaled $225.5 billion, increasing in real terms 3.8% or $8.3 million compared to 4Q19, and contracting 17.3% or $47.2 million versus 1Q19. In the quarter, growth was mainly driven by overdrafts and loans for the prefinancing and financing of exports, increasing 90.1% and 37.3% respectively. BBVA’s consolidated market share of private sector loans of was 8.35% as of 1Q20.

•	Total deposits grew in real terms 3.5% in the quarter, and decreased 20.7% in the year. The Bank’s consolidated market share of private deposits was 6.79% in 1Q20.

•	As of 1Q20, the non-performing loan ratio (NPL) reached 2.78%, with a 186.12% coverage ratio.

•	Accumulated efficiency ratio in 1Q20 was 47.4%, higher from 4Q19’s 46.3%.

•

As of 1Q20, BBVA Argentina reached a regulatory capital ratio of 21.8%, entailing a $48.6 billion or 166.3% excess over minimum regulatory requirement. Tier I ratio was 21.2%. Total liquid assets represented 68.7% of the Bank’s total deposits as of 1Q20.

1Q20 Conference Call

Tuesday, June 9, 2020 at 12:00pm Buenos Aires Time – (11:00am EST)

To participate, please dial in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (U.S. Toll free)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the transitory exceptions: (i) the record of a prevision for contingencies referred to uncertain fiscal positions required by the B.C.R.A., (ii) the adjustment in valuation established by the B.C.R.A. applied to the valuation of the remaining investment the Bank keeps of Prisma Medios de Pago S.A. (“Prisma”), and (iii) the temporary exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2019 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2020.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, and as of July 1, 2019, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”) and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group B”, without considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2021.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

Quarterly results

Income Statement	BBVA ARG consolidated			Chg (%)		Proforma (4)
In millions $ except EPS and ADS	1Q20	4Q19	1Q19	QoQ	YoY	1Q20
Net Interest Income	16,441	19,239	15,044	(14.5%)	9.3%	15,738
Net Fee Income	1,876	1,771	2,302	5.9%	(18.5%)	1,898
Net income from measurement of financial instruments at fair value	1,000	2,371	3,753	(57.8%)	(73.3%)	1,000
Net loss from write-down of assets at amortized cost and at fair value through OCI	(127)	(13)	(6)	n.m	n.m	(127)
Foreign exchange and gold gains	1,237	3,100	1,976	(60.1%)	(37.4%)	1,240
Other operating income	1,039	1,202	5,268	(13.5%)	(80.3%)	1,064
Loan loss allowances	(1,623)	(2,685)	(1,618)	39.5%	(0.4%)	(1,596)
Net operating income	19,843	24,985	26,719	(20.6%)	(25.7%)	19,217
Personnel benefits	(4,439)	(4,653)	(4,202)	4.6%	(5.6%)	(4,371)
Adminsitrative expenses	(3,590)	(4,260)	(3,160)	15.7%	(13.6%)	(3,532)
Depreciation and amortization	(823)	(1,972)	(1,230)	58.3%	33.1%	(818)
Other operating expenses	(3,112)	(6,416)	(4,509)	51.5%	31.0%	(2,974)
Operating income	7,880	7,685	13,617	2.5%	(42.1%)	7,522
Income from associates	27	680	(76)	(96.0%)	135.6%	59
Income from net monetary position	(2,624)	(3,038)	(5,022)	13.6%	47.8%	(2,380)
Net income before income tax	5,283	5,328	8,519	(0.8%)	(38.0%)	5,201
Income tax	(2,176)	(1,439)	(3,649)	(51.2%)	40.4%	(2,124)
Income for the period	3,107	3,889	4,870	(20.1%)	(36.2%)	3,078
Number of common shares outstanding (in thousands)	612,710	612,710	612,660	—	0.0%	612,710
Weighted average number of common shares outstanding (2)(3)	612,710	612,705	612,660	0.0%	0.0%	612,710
Earnings per share	5.03	6.50	7.95	(22.7%)	(36.8%)	5.78
Earnings per ADS (1)	15.08	19.51	23.85	(22.7%)	(36.8%)	17.33

(1)	One ADS represents three ordinary shares
(2)	In thousandsof shares
(3)

As of October 9th, 50.441 shares have been issued related to the merger by absorption with BBVA Francés Valores S.A., totaling 612,710,079 shares. As of the release of these consolidated financial statements, the increase in capital and the merger by absoprtion are pending registry approval by the I.G.J.

(4)	Excludes consolidation with VWFS y PSA.

BBVA Argentina 1Q20 inflation adjusted net income was $3.1 billion, 20.1% or $782 million lower than 4Q19, and 36.2% or $1.8 billion lower than 1Q19. The Quarter-over-Quarter (QoQ) decrease is mainly explained by the fall in activity, the sharp decline in interest rates derived from changes in the country’s monetary policy, and the beginning of the mandatory lockdown due to the Covid-19 pandemic.

As of 1Q20, net operating income was $19.8 billion, decreasing 20.6% or $5.1 billion QoQ, and 25.7% or $6.9 billion Year-over-Year (YoY).

Operating income in 1Q20 was $7.8 billion, growing 2.5% or $195 million QoQ, and decreasing or 42.1% or $5.7 billion YoY. It is worth noting that 1Q19 results were positively affected by the sale of Prisma

Excluding the effects of 1Q19 Prisma sale, net operating income would have decreased 17.9% or $4.3 billion compared to 4Q19, and 11.4% or $2.5 billion compared to 1Q19. Operating income would have increased 14.6% or $1.0 billion QoQ, and decreased 15.1% or $1.4 billion YoY.

Net Interest Income

Net Interest Income	BBVA ARG Consolidated			Chg (%)		Proforma (2)
In millions $	1Q20	4Q19	1Q19	QoQ	YoY	1Q20
Net Interest Income	16,441	19,239	15,044	(14.5%)	9.3%	15,738
Interest Income	24,612	30,518	28,417	(19.4%)	(13.4%)	23,286
From government securities	6,249	7,540	7,264	(17.1%)	(14.0%)	6,249
From private securities	2	2	3	(27.2%)	(49.4%)	2
Interest from loans and other financing	15,072	18,573	18,153	(18.8%)	(17.0%)	13,886
Financial Sector	348	343	1,092	1.4%	(68.1%)	627
Overdrafts	2,513	3,521	2,374	(28.6%)	5.9%	2,513
Discounted Instruments	2,542	3,292	3,092	(22.8%)	(17.8%)	2,542
Mortgage loans	317	334	405	(5.2%)	(21.7%)	317
Pledge loans	596	780	151	(23.6%)	293.4%	88
Personal loans	2,011	2,123	2,719	(5.3%)	(26.1%)	2,011
Credit Cards	4,616	5,494	6,030	(16.0%)	(23.4%)	4,616
Financial leases	112	131	191	(14.9%)	(41.3%)	94
Loans for the prefinancing and financing of exports	313	419	1,014	(25.3%)	(69.2%)	313
Other loans	1,705	2,135	1,086	(20.1%)	57.0%	1,078
CER/UVA clause adjustment	2,421	3,796	2,420	(36.2%)	0.0%	2,281
Other interest income	868	608	576	42.8%	50.7%	868
Interest expenses	8,171	11,279	13,373	(27.6%)	(38.9%)	7,547
Deposits	6,741	8,934	11,921	(24.5%)	(43.5%)	6,674
Checking accounts	223	83	1,008	170.4%	(77.8%)	223
Savings accounts	68	82	56	(17.6%)	20.7%	68
Time deposits	6,450	8,769	10,857	(26.4%)	(40.6%)	6,383
CER/UVA clause adjustment	204	285	455	(28.4%)	(55.2%)	204
Other liabilities from financial transactions	943	1,266	966	(25.5%)	(2.4%)	651
Other	284	794	30	(64.3%)	n.m	18

(2)	Excludes consolidation with PSA and VWFS

Net interest income for 1Q20 was $16.4 billion, decreasing 14.5% or $2.8 billion QoQ, and growing 9.3% or $1.4 billion YoY. The lower interest income is partially offset by lower interest expenses, mainly derived from a decreasing trend in passive rates and an increase in sight deposits.

As of 1Q20, interest income totaled $24.6 billion, 19.4% lower than 4Q19 and 13.4% lower than 1Q19. Quarterly decrease is mainly explained by a lagging decline in active rates, a fall in the UVA index (26.4 versus 45.0), and the sharp decline in market interest rates due to changes in monetary policy.

Income from government securities fell by 17.1% or $1.3 billion compared to 4Q19, and 14.0% or $1.0 billion compared to 1Q19. This is explained by the decrease in monetary policy rate promoted by the BCRA, combined with a lower position in BCRA liquidity instruments (“LELIQ”) on account of new regulation restricting sight deposit reserve requirement integration with such instruments. LELIQ rates declined from 55% at the beginning of the year down to 38% by the end of March. 86% of results is explained by public securities at fair value with changes in the other comprehensive income (OCI) line item, mainly LELIQ.

Interest income from loans and other financing totaled $15.1 billion, decreasing 18.8% or $3.5 billion QoQ. This is mainly explained by seasonality of the business and lower active rates, in line with the liquidity excess generated by changes in regulation conducted by the BCRA.

Income from CER/UVA adjustments was 36.2% lower than 4Q19, and remains stable when compared to 1Q19, mainly explained by the deceleration in the quarter’s inflation.

Interest expenses totaled $8.2 billion, 27.6% lower QoQ and 38.9% lower YoY. This is a consequence of the fall in passive interest rates and the increase in sight deposits.

Interest expenses from time deposits explain 78.9% of total interest expenses, decreasing 26.4% QoQ and 40.6% YoY.

NIM

	BBVA ARG Consolidated 1Q20
Assets & Liabilities Performance In millions $ - Yields and rates in annualized %	Average Balance	Interest earned/paid	Average real rate
Total interest-earning assets	314,898	24,613	31.4%
Government securities	85,262	7,144	33.6%
Loans to customers/financial institutions	225,852	17,468	31.0%
Loans to BCRA	0	—	0.0%
Other assets	3,783	1	0.1%
Total non interest-earning assets	183,215	—	0.0%
Total Assets	498,112	24,613
Total interest-bearing liabilities	242,012	8,171	13.5%
Saving deposits	133,664	291	0.9%
Time deposits	93,331	6,844	29.4%
Banks loans - BCRA	34	—	0.0%
Banks loans - Other financial institutions	7,337	122	6.7%
Debt securities issued	7,381	914	49.7%
Other liabilities	264	—	0.0%
Total non-interest-bearing liabilities and equity	256,100	—	0.0%
Total liabilities and equity	498,112	8,171	6.6%
Average interest-earning assets	314,898
Net interest income	24,613
Net interest margin (NIM)	31.4%
Yield spread, nominal basis	17.8%

Net Fee Income

Net Fee Income	BBVA ARG Consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ	YoY
Net Fee Income	1,876	1,771	2,302	5.9%	(18.5%)
Fee Income	5,401	5,768	5,896	(6.4%)	(8.4%)
Linked to liabilities	2,880	3,063	3,077	(6.0%)	(6.4%)
From credit cards	1,801	1,984	1,670	(9.3%)	7.9%
Linked to loans	200	113	489	77.2%	(59.1%)
From insurance	277	288	346	(3.7%)	(19.9%)
From foreign trade and foreign currency transactions	208	288	284	(27.6%)	(26.5%)
Other fee income	35	32	32	8.9%	11.0%
Fee expenses	3,525	3,997	3,594	(11.8%)	(1.9%)

In 1Q20, net fee income grew 5.9% or $105 million compared to 4Q19, and decreased 18.5% or $426 million compared to 1Q19.

Fee income totaled $5.4 billion, 6.4% lower QoQ, as a result of a fall in activity, product of a seasonal effect, and partially offset by an increase in bundle product prices.

Fee expenses fell 11.8% compared to 4Q19 and 1.9% compared to 1Q19 respectively. This is mainly explained by lower expenses related to credit card benefits, and as a result of a lower market activity, aggravated by the beginning of the mandatory lockdown due to Covid-19.

Net income from measurement of financial instruments at fair value and foreign exchange and gold gains/losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG Consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Net Income from financial instruments at FV through P&L	1,000	2,371	3,753	(57.8%	)	(73.3%	)
Income from sale of government securities	930	1,180	1,352	(21.2%	)	(31.2%	)
Income from private securities	34	348	2,366	(90.2%	)	(98.6%	)
Interest rate swaps	23	122	(187)	(81.1%	)	112.3%
Gains from foreign currency forward transactions	231	(67)	187	441.9%		23.3%
Gains from put options - Prisma Medios de Pago	—	738	—	(100.0%	)	N/A
Income from debt and equity instruments	17	50	35	(66.8%	)	(51.8%	)
Other	(235)	(0)	—	n.m		N/A

In 1Q20, net income from financial instruments at fair value (FV) through P&L was $1.0 billion, decreasing 57.8% or $1.4 billion QoQ. Excluding results from the update in the valuation of the put option on Prisma sale in 4Q19, the decrease would have been 33.4% or $503 million QoQ. In the year, the contraction was 73.3% or $2.8 billion, mainly explained by the extraordinary result in 1Q19 from Prisma sale ($2.3 billion). Excluding this result, contraction versus 1Q19 would have been 31.0%.or $449 million.

Income from private securities contracted 90.2% or $314 million QoQ, by cause of the change in prices of equity stocks in our portfolio. It is worth to highlight that during 1Q19 Prisma sale took place, generating an extraordinary result of $2.3 billion in this line in said period.

Income from debt and equity instruments decreased 66.8% or $33 million due to a steep market fall by the end of the quarter, in line with the impacts of Covid-19 pandemic.

Differences in quoted prices of gold and foreign currency	BBVA ARG Consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Foreign exchange and gold gains/(losses) (1)	1,237	3,100	1,976	(60.1%)		(37.4%)
From foreign exchange position	946	640	2,230	47.7%		(57.6%)
Income from purchase-sale of foreign currency	291	2,460	(255)	(88.2%)		214.4%
Net income from financial instruments at FV through P&L (2)	231	(67)	187	441.9%		23.3%
Income from foreign currency forward transactions	231	(67)	187	441.9%		23.3%
Total differences in quoted prices of gold and foreign currency (1) + (2)	1,468	3,033	2,163	(51.6%	)	(32.1%	)

In 1Q20, the difference in quoted prices of gold and foreign currency showed profit for $1.5 billion, contracting 51.6% or $1.6 billion QoQ. This is explained by a lower activity due to changes in foreign exchange market regulations.

Other Operating Income

Other Operating Income	BBVA ARG Consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ	YoY
Operating Income	1,039	1,202	5,268	(13.5%)	(80.3%)
Rental of safe deposit boxes (1)	208	188	189	10.6%	9.9%
Adjustments and interest on miscellaneous receivables (1)	250	308	296	(19.1%)	(15.7%)
Loans recovered	162	206	121	(21.2%)	34.4%
Income from Prisma sale	—	(0)	4,186	N/A	N/A
Fee income from credit and debit cards (1)	74	213	215	(65.2%)	(65.5%)
Other Operating Income(2)	288	226	212	27.5%	35.7%

(1)	Included to the efficiency ratio calculation
(2)	Includes some of the concepts used in the efficiency ratio calculation

In 1Q20, other operating income totaled $1.0 billion, 13.5% or $163 million lower QoQ, explained by lower activity. These were also 80.3% or $4.2 billion lower YoY.

Excluding the extraordinary effect caused by Prisma sale in 4Q19 and 1Q19, variations would have been 3.5% or $38 million lower QoQ, and 14.1% or $170 million lower YoY.

The lower income from debit and credit card fees is a result of a fall in retail consumption, and a lower credit card issuance fee (from 1.65% to 1.5%). This is partially offset by an increase in income from rental of safe deposit boxes.

Operating Expenses

Personnel benefits and Administrative expenses

Personnel Benefits and Adminsitrative Expenses	BBVA ARG Consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Total Personnel Benefits and Adminsitrative Expenses	8,029	8,912	7,363	(9.9%)		9.1%
Personnel Benefits (1)	4,439	4,653	4,202	(4.6%)		5.6%
Administrative expenses (1)	3,590	4,260	3,160	(15.7%)		13.6%
Travel expenses	29	55	42	(47.3%)		(31.4%)
Administrative expenses	344	488	249	(29.4%)		38.4%
Security services	110	131	133	(16.2%)		(17.1%)
Fees to Bank Directors and Supervisory Committee	20	4	6	473.5%		243.3%
Other fees	240	195	139	23.4%		73.2%
Insurance	43	38	38	12.8%		10.9%
Rent	315	271	263	16.2%		19.9%
Stationery and supplies	19	25	17	(24.9%)		10.9%
Electricity and communications	223	213	170	4.8%		30.9%
Advertising	179	173	187	3.4%		(4.4%)
Taxes	871	848	865	2.8%		0.7%
Maintenance costs	428	463	431	(7.7%)		(0.7%)
Armored transportation services	277	889	255	(68.9%)		8.3%
Other administrative expenses	493	468	365	5.3%		34.9%
Headcount	6,233	6313	6230	(1.3%)		0.0%
Banco BBVA Argentina*	6,135	6,218	6,130	(1.3%)		0.1%
Associates (2)*	98	95	100	3.2%		(2.0%)
Totalb Branches	246	251	252	(2.0%)		(2.4%)
Efficiency Ratio	47.4%	46.3%	42.0%	104	bps	533	bps
Accumulated Efficiency Ratio	47.4%	40.3%	42.0%	712	bps	533	bps

(1)	Concept included in the efficiency ratio calculation
(2)	Includes BBVA Asset Management Argentina S.A., y PSA y VWFS as of 3Q19
*	corresponds to total effective employees, net of temporary contract employees

During 1Q20, personnel benefits and administrative expenses totaled $8.0 billion, 9.9% or $883 million lower than 4Q19, and 9.1% lower than 1Q19. This is mainly explained by a decrease in the armored transportation services line, and as a consequence of the efficiency plan put into effect during 4Q19.

Personnel benefits contracted 4.6% or $213 million compared to 4Q19, and increased 5.6% or $237 million compared to 1Q19. Given that there are no new rearrangements with labor unions regarding salary increases, we still stand by the current agreement with the National Government: a gradual increase of 3.6% in January, followed by a 6.5% increase in February and March.

In 1Q20, administrative expenses contracted 15.7% QoQ and increased 13.6% YoY. This is mainly explained by lower expenses incurred in armored transportation services, consequence of a lower circulation of U.S. dollar bills derived from FX market restrictions. It is also partially explained by a reduction in procurement of administrative services.

The accumulated efficiency ratio as of 1Q20 was 47.4%, higher than the 46.3% and 42.0% recorded in 4Q19 and 1Q19 respectively. This is a result of a deeper percentage fall in the denominator (income), than the fall recorded in the numerator (expenses).

Other Operating Expenses

Other Operating Expenses	BBVA ARG consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Other Operating Expenses	3,112	6,416	4,509	(51.5%	)	(31.0%	)
Turnover tax	1,742	2,262	2,131	(23.0%	)	(18.2%	)
Inicial loss of loans below market rate	175	300	626	(41.7%	)	(72.1%	)
Contribution to the Deposit Guarantee Fund (SEDESA)	124	145	170	(14.4%	)	(26.8%	)
Interest on liabilities from financial lease	77	85	86	(10.2%	)	(10.9%	)
Other allowances	703	1,005	991	(30.0%	)	(29.0%	)
Other operating expenses	290	2,620	506	(88.9%	)	(42.6%	)

As of 1Q20, other operating expenses decreased 51.5% or $3.3 billion QoQ, and decreased 31.0% or $1.4 billion YoY.

The QoQ decrease is mainly explained by the one-time provision recorded by the Bank in 4Q19.

Income from Associates

This line reflects the results from non-consolidated associate companies. During 1Q20, a profit of $27 million has been reported, mainly due to participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., and Interbanking S.A.

Income Tax

Income tax charges decreased $1.5 billion compared to 1Q19, and increased $737 million compared to 4Q19, reporting a loss for $2.2 billion, and an effective rate of 41%. The increment in such rate compared to the regulatory 30% rate is caused by the difference between BCRA accounting regulation and tax regulations related to inflation adjustments, resulting in different taxable incomes.

Balance Sheet and Activity

Loans and Other financing

Loans and other financing	BBVA ARG consolidated			Chg (%)				Proforma (2)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY		1Q20
To the public sector	12	19	2	(36.8%)		426.4%		12
To the financial sector	5,113	5,603	9,370	(8.7%)		(45.4%)		8,444
Non-financial private sector and residents abroad	225,473	217,168	272,623	3.8%		(17.3%)		212,580
Non-financial private sector and residents abroad - $	183,807	177,632	165,961	3.5%		10.8%		170,914
Overdrafts	29,505	15,517	11,880	90.1%		148.4%		29,505
Discounted instruments	19,554	22,141	21,634	(11.7%)		(9.6%)		19,554
Mortgage loans	14,932	15,077	16,386	(1.0%)		(8.9%)		14,932
Pledge loans	8,506	9,331	2,449	(8.8%)		247.4%		1,298
Consumer loans	23,815	25,435	36,231	(6.4%)		(34.3%)		23,748
Credit cards	69,268	74,377	63,292	(6.9%)		9.4%		69,268
Receivables from financial leases	1,445	1,715	2,955	(15.8%)		(51.1%)		1,445
Other loans (1)	16,783	14,039	11,134	19.6%		50.7%		11,165
Non-financial private sector and residents abroad - Foreign Currency	41,666	39,535	106,662	5.4%		(60.9%)		41,666
Overdrafts	1	3	17	(64.9%)		(93.6%)		1
Discounted instruments	1,287	3,404	10,779	(62.2%)		(88.1%)		1,287
Mortgage loans	175	179	—	(2.6%)		N/A		175
Credit cards	1,113	3,310	4,337	(66.4%)		(74.3%)		1,113
Receivables from financial leases	280	322	287	(13.0%)		(2.6%)		280
Loans for the prefinancing and financing of exports	27,075	19,723	78,692	37.3%		(65.6%)		27,075
Other loans (1)	11,735	12,594	12,550	(6.8%)		(6.5%)		11,735
% of total loans to Private sector in Pesos	81.5%	81.8%	60.9%	(27	)pbs	2,065	pbs	60.9%
% of total loans to Private sector in Foreign Currency	18.5%	18.2%	39.1%	27	pbs	(2,065	)pbs	39.1%
Total loans and other financing	230,598	222,790	281,995	3.5%		(18.2%)		221,035
Allowances	12,061	(12,268)	(7,086)	1.7%		(70.2%)		(11,894)
Total net loans and other financing	218,538	210,522	274,909	3.8%		(20.5%)		209,141

(1)	Includes IFRS adjustment
(2)	Excludes consolidation with VWFS y PSA.

Private loans totaled $225.5 billion, growing 3.8% or $8.3 billion QoQ, and falling 17.3% or $47.2 billion YoY.

Loans to the financial sector contracted 8.7% QoQ, mainly due to the decrease in call money transactions with related companies, consequence of a lower activity.

Private loans denominated in pesos grew 3.5% in 4Q19, and 10.8% YoY. Private loans denominated in foreign currency grew 5.4% QoQ and contracted 60.9% YoY, driven by a prudential reduction in USD-denominated loans after August 2019 turmoil. These loans, measured in U.S. dollars, fell 2.1% and 73.7% compared to 4Q19 and 1Q19 respectively. The increase in the currency exchange rate versus the U.S. dollar was 7.6% QoQ and 48.7% YoY.

Loans and other financing	BBVA ARG consolidated			Chg (%)				Proforma (2)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY		1Q20
Non-financial private sector and residents abroad - Retail	117,809	127,709	122,694	(7.8%)		(4.0%)		110,533
Mortgage loans	15,106	15,256	16,386	(1.0%)		(7.8%)		15,107
Pledge loans	8,506	9,331	2,449	(8.8%)		247.4%		1,298
Consumer loans	23,815	25,435	36,231	(6.4%)		(34.3%)		23,748
Credit cards	70,381	77,687	67,629	(9.4%)		4.1%		70,381
Non-financial private sector and residents abroad - Commercial	107,665	89,458	149,929	20.4%		(28.2%)		102,047
Overdrafts	29,506	15,520	11,897	90.1%		148.0%		29,506
Discounted instruments	20,841	25,545	32,413	(18.4%)		(35.7%)		20,841
Receivables from financial leases	1,725	2,037	3,243	(15.3%)		(46.8%)		1,725
Loans for the prefinancing and financing of exports	27,075	19,723	78,692	37.3%		(65.6%)		27,075
Other loans (1)	28,518	26,633	23,684	7.1%		20.4%		22,900
% of total loans to Retail sector	52.2%	58.8%	45.0%	(656	)pbs	724	pbs	52.0%
% of total loans to Commercia sector	47.8%	41.2%	55.0%	656	pbs	(724	)pbs	48.0%
Total loans and other financing	230,598	222,790	281,995	3.5%		(18.2%)		221,035
Allowances	12,061	(12,268)	(7,086)	1.7%		(70.2%)		(11,894)
Total net loans and other financing	218,538	210,522	274,909	3.8%		(20.5%)		209,141

(1)	Includes IFRS adjustment
(2)	Excludes consolidation with VWFS and PSA.

Considering retail loans (including mortgage, pledge, consumer and credit card loans), these have decreased 7.8% QoQ and 4.0% YoY. The lower annual variation is driven by the fact that during 3Q19, the bank consolidated PSA and VWFS. In 1Q20, credit cards and pledge loans decreased the most (9.4% and 8.8% respectively).

Commercial loans (including overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) grew 20.4% QoQ and fell 28.2% YoY. The quarterly increase is mainly explained by a strong growth in overdrafts (90.1% or $14.0 billion QoQ, and 148.0% or $17.6 billion YoY), loans for the prefinancing and financing of exports (37.3% or $7.4 billion QoQ) and other loans, especially company loans (“Préstamos a Interés Vencido”) which grew 5.2% or $793 million.

Market Share - Private sector loans				Chg (bps)
In %	1Q20	4Q19	1Q19	QoQ	YoY
Private sector loans - Bank	7.50%	6.93%	7.72%	57 bps	(22	)bps
Private sector loans - Consolidated*	8.35%	7.71%	8.59%	64 bps	(24	)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.

*	Consolidates PSA, VWFS and Rombo.

Asset Quality

Asset Quality	BBVA ARG consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Commercial non-performing portfolio (1)	4,186	4,324	3,165	(3.2%)		32.2%
Total commercial portfolio	102,692	85,385	149,051	20.3%		(31.1%)
Retail non-performing portfolio (1)	2,295	3,619	3,164	(36.6%)		(27.5%)
Total retail portfolio	130,398	139,347	135,126	(6.4%)		(3.5%)
Total non-performing portfolio (1)	6,480	7,942	6,329	(18.4%)		2.4%
Total portfolio	233,090	224,732	284,177	3.7%		(18.0%)
Total non-performing portfolio / Total portfolio	2.78%	3.53%	2.23%	(75	)bps	55	bps
Allowances	12,061	12,268	7,020	(1.7%)		71.8%
Allowances /Total non-performing portfolio	186.12%	154.46%	110.91%	3,166	bps	7,521	bps
Write offs	840	4,005	1,030	(79.0%)		(18.5%)
Write offs / Total portfolio	0.36%	1.78%	0.36%	(142	)bps	(0	)bps

(1)

Non-performing loans include: all loans to borrowers classified as “Deficient Servicing (Stage 3)”, “High Insolvency Risk (Stage 4)”, “Irrecoverable” and/or “Irrecoverable for Technical Decision” (Stage 5) according to BCRA debtor classification system

In 1Q20, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 2.78%. This ratio was positively affected by the temporary flexibility in BCRA regulation regarding debtor classification during the Covid-19 pandemic, which extends grace periods in 60 days before a loan is classified as non-performing, and also suspends the mandatory reclassification of clients that have an irregular performance with other institutions but a regular performance with the Bank.

The coverage ratio (allowances / total non-performing portfolio) increased to 186.12% in 1Q20, from 154.46% in 4Q19. This is explained by an increase in allowances as a consequence of the implementation of impairment models, and the change in BCRA regulation regarding debtor classification.

	BBVA ARG
			Lifetime ECL*
Analysis for the allowance of loan losses In millions $	Balance at 12/31/2019	12-month ECL*	Financial assets with significant increase in credit risk	Credit impaired financial assets	Monetary result generated by allowances	Balance at 03/31/2020
Other financial assets	244	20	—	4	(19)	248
Loans and other financing	12,076	(236)	283	867	(1,133)	11,858
Other financial institutions	154	(8)	(25)	(3)	(9)	110
Non-financial private sector and residents abroad	11,922	(228)	308	870	(1,124)	11,748
Overdrafts	684	586	277	(25)	(54)	1,468
Discounted instruments	987	(229)	(126)	(38)	(53)	540
Mortgage loans	153	(29)	14	118	(9)	248
Pledge loans	34	(5)	(0)	4	(2)	31
Consumer loans	1,458	(153)	169	(31)	(96)	1,347
Credit cards	3,655	(511)	268	(64)	(244)	3,103
Receivables from financial leases	135	(19)	(2)	(6)	(9)	99
Other financial assets	4,816	133	(292)	913	(656)	4,913
Other debt securities	1	0	—	—	(0)	1
Eventual commitments	977	124	267	(16)	(65)	1,287
Total allowances	13,298	(92)	550	855	(1,216)	13,395

*	Expected Credit Loss

Allowances in 1Q20 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, excepting subsidiaries (PSA and VWFS) that will start implementing this as of 2021 pursuant to BCRA regulation.

Additionally, application of the IFRS 9 impairment model is temporarily excluded for non-financial public sector debt instruments.

Public Sector Exposure

Net Public Debt Exposure	BBVA ARG Consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Treasury and Government securities	18,307	17,375	20,095	5.4%		(8.9%)
Treasury and National Government	18,256	17,319	20,015	5.4%		(8.8%)
National Treasury Public Debt in pesos	11,215	9,402	12,857	19.3%		(12.8%)
National Treasury Public Debt in dollars	130	209	7,158	(37.7%)		(98.2%)
National Treasury Public Debt USD-Linked	6,911	7,709	—	(10.3%)		N/A
Provinces	51	56	80	(9.0%)		(36.9%)
Public Sector loans	1	—	—	N/A		N/A
Repo	—	—	19,295	N/A		N/A
National Treasury - Foreign currency	—	—	19,295	N/A		(100.0%)
Pesos Subtotal	11,266	9,457	12,937	19.1%		(12.9%)
Dollars Subtotal*	7,041	7,917	26,453	(11.1%)		(73.4%)
Total Public Debt Exposure	18,307	17,375	39,391	5.4%		(53.5%)
B.C.R.A. Exposure	59,384	35,659	55,542	66.5%		6.9%
Instruments	56,171	35,640	44,101	57.6%		27.4%
Leliqs	56,171	35,640	44,101	57.6%		27.4%
Loans to the B.C.R.A.	11	19	2	(39.9%)		400.6%
Repo	3,202	—	11,439	N/A		(72.0%)
B.C.R.A. - Pesos	3,202	—	11,439	N/A		(72.0%)
% Public sector exposure (Excl. B.C.R.A.) / Total assets	3.6%	3.5%	6.6%	3	bps	(308	)bps

*	Includes dollar-linked Treasury public debt in $

Public sector exposure (excluding BCRA) totaled $18.3 billion, increasing 5.4% or $932 million QoQ, and decreasing 8.9% or $1.8 billion YoY.

Short-term liquidity is allocated in BCRA instruments; which grew 66.6% or $23.7 billion compared to 4Q19, and 6.9% or $3.8 billion compared to 1Q19.

Exposure to the public sector (excluding BCRA) represents 3.6% of total assets, in line with the prior quarter.

Deposits

Deposits	BBVA ARG consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Total Deposits	327,960	316,917	413,481	3.5%		(20.7%)
Non-financial Public Sector	3,473	3,167	2,473	9.7%		40.4%
Financial Sector	287	192	341	49.2%		(16.0%)
Non-financial private sector and residents abroad	324,200	313,558	410,666	3.4%		(21.1%)
Non-financial private sector and residents abroad -$	210,310	187,990	213,676	11.9%		(1.6%)
Checking accounts	63,234	58,190	42,085	8.7%		50.3%
Savings accounts	68,003	52,877	57,748	28.6%		17.8%
Time deposits	71,229	73,126	110,609	(2.6%)		(35.6%)
Other	7,844	3,797	3,235	106.6%		142.5%
Non-financial private sector and res. abroad - Foreign Currency	113,890	125,568	196,990	(9.3%)		(42.2%)
Checking accounts	34	22	43	54.1%		(20.4%)
Savings accounts	94,582	106,478	165,414	(11.2%)		(42.8%)
Time deposits	15,988	17,613	27,962	(9.2%)		(42.8%)
Other	3,286	1,454	3,573	126.0%		(8.0%)
% of total portfolio in the private sector in Pesos	64.9%	60.0%	52.0%	492	bps	1,284	bps
% of total portfolio in the private sector in Foregin Currency	35.1%	40.0%	48.0%	(492	)bps	(1,284	)bps

During 1Q20, total deposits were $328.0 billion, recording an increase of 3.5% or $11.0 billion QoQ and a 20.7% or $85.5 billion contraction YoY.

Private sector deposits in 1Q20 were $324.2 billion, increasing 3.4% or $10.6 billion QoQ, and decreasing 21.1% or $86.5 billion YoY.

Private non-financial sector deposits in pesos totaled $210.3 billion, growing 11.9% or $22.3 billion compared to 4Q19, and decreasing 1.6% or $3.4 billion compared to 1Q19. This is mainly explained by the strong growth in savings account and checking account deposits, which offset the decrease in time deposits in the quarter (but not in the year).

Private non-financial sector deposits in foreign currency expressed in pesos fell 9.3% or $11.7 billion QoQ and 42.2% or $83.1 billion YoY. Measured in U.S. dollars, these deposits fell 15.7% compared to 4Q19 and 61.1% compared to 1Q19. During 1Q19, U.S. dollar deposit withdrawal continued, but at a slower pace than that observed during the last months of 2019.

Deposits	BBVA ARG consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Non-financial private sector and residents abroad	324,200	313,558	410,666	3.4%		(21.1%)
Sight Deposits	236,984	222,818	272,096	6.4%		(12.9%)
Checking accounts	63,268	58,212	42,127	8.7%		50.2%
Savings accounts	162,585	159,355	223,161	2.0%		(27.1%)
Other	11,131	5,251	6,807	112.0%		63.5%
Time deposits	87,216	90,739	138,571	(3.9%)		(37.1%)
Time deposits	87,216	90,739	138,571	(3.9%)		(37.1%)
% of sight deposits over total deposits	73.1%	71.1%	66.3%	204	bps	684	bps
% of time deposits over total deposits	26.9%	28.9%	33.7%	(204	)bps	(684	)bps

As of 1Q20, the Bank’s transactional deposits (checking accounts and savings accounts) represented 68.9% of total non-financial private deposits, totaling $225.9 billion.

Market Share - Deposits to the private sector	BBVA ARG Consolidated			Chg (bps)
In %	1Q20	4Q19	1Q19	QoQ		YoY
Consolidated Private sector deposits*	6.79%	7.14%	7.75%	(35)	pbs	(96)	pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.

*	Consolidates PSA, VWFS and Rombo.

Other Sources of Funds

Other sources of funds	BBVA ARG Consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ	YoY
Other sources of funds	98,174	97,333	94,517	0.9%	3.9%
Central Bank	240	18	28	n.m	n.m
Banks and international organizations	279	2,737	8,397	(89.8%)	(96.7%)
Financing received from local financial institutions	3,108	3,873	477	(19.8%)	n.m
Corporate bonds	7,499	7,890	6,273	(5.0%)	19.5%
Equity attributable to owners of the Parent	87,049	82,815	79,343	5.1%	9.7%

In 1Q20, other sources of funds totaled $98.2 billion, increasing 4.4% or $4.1 billion QoQ, and 3.9% or $3.7 billion YoY.

In 1Q20, the Banks and International Organizations line item decreased 89.8% or $2.5 billion, mainly driven by a fall in correspondent banking.

The 5.1% or $4.2 billion increase in equity as of 1Q20 is explained by the 1Q20 results.

4Q19 equity evolution can be observed in the table below, going from historical values to current values through the implementation of IAS 29 rule.

Equity
In millions $	4Q19
Equity before IAS 29 application	63,388
Total impact of IAS 29 application (1)	15,012
Equity in terms of 12/31/2019 units	78,400
Adjustment from reexpression of equity at current units 03/31/2020 (2)	6,115
Equity in terms of 03/31/2019 units	84,514
Total recognized in Retained Earnings (1)+(2)	21,127

Liquid Assets

Total Liquid Assets	BBVA ARG consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Total liquid assets	230,358	229,289	261,461	0.5%		(11.9%)
Cash and deposits in banks	146,518	168,448	154,276	(13.0%)		(5.0%)
Debt securities at fair value through profit or loss	9,059	4,452	3,041	103.5%		197.9%
Government securities	51	56	1,436	(8.0%)		(96.4%)
Liquidity bills of B. C. R. A.	8,907	4,295	1,467	107.4%		n.m
Net REPO transactions	3,202	—	31,785	N/A		(89.9%)
Other debt securities	66,553	50,917	62,955	30.7%		5.7%
Government securities	17,416	17,282	17,320	0.8%		0.6%
Private securities	76	75	194	2.0%		(60.6%)
Liquidity bills of B. C. R. A.	47,264	31,345	42,633	50.8%		10.9%
Investments in equity instruments	1,797	2,216	2,808	(18.9%)		(36.0%)
Liquid assets / Total Deposits	68.7%	70.6%	60.9%	(192	)pbs	775	pbs

In 1Q20, liquid assets were $230.4 billion, increasing 0.5% or $1.1 billion compared to 4Q19, and decreasing 11.9% or $31.1 billion compared to 1Q19.

During the quarter, growth in LELIQ stands out with a 57.6% or $20.5 billion increase, while cash and deposits in banks decreased 13.0% or $22.0 billion.

In 1Q20, the liquidity ratio (liquid assets / total deposits) reached 68.7%.

Solvency

Minimum capital requirement	BBVA ARG consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Minimum capital requirement	29,219	28,021	35,881	4.3%		(18.6%)
Credit risk	21,666	20,795	29,445	4.2%		(26.4%)
Market risk	501	327	348	53.2%		44.0%
Operational risk	7,052	6,899	6,088	2.2%		15.8%
Integrated Capital - RPC (1)*	77,820	70,005	80,483	11.2%		(3.3%)
Ordinary Capital Level 1 (COn1)	90,869	80,393	80,277	13.0%		13.2%
Deductible items COn1	(15,259)	(12,499)	(2,643)	(22.1%)		(477.3%)
Additional Capital Level 2 (COn2)	2,210	2,111	2,849	4.7%		(22.4%)
Excess Capital
Integration excess	48,601	41,984	44,602	15.8%		9.0%
Excess as % of minimum capital requirement	166.3%	149.8%	124.31%	1,650	pbs	4,203	pbs
Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	357,350	302,235	283,640	18.2%		26.0%
Regulatory Capital Ratio (1)/(2)	21.8%	23.2%	28.4%	(139	)bps	(660	)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.2%	22.5%	27.4%	(131	)bps	(621	)bps

*	RPC includes 100% of quarterly results

BBVA Argentina continues to show solid solvency indicators on 1Q20. Capital ratio reached 21.8%. Tier 1 ratio was 21.2% and capital excess over regulatory requirement was $48.6 billion. The increase is affected by the initial IAS 29 adjustment over non-monetary assets, and the change in BCRA regulation (Communication “A” 6938) over provisions which allows banks to consider as Con1, the difference between loan loss allowances recorded by IFRS 9 and provisions recorded as of November 30, 2019 with previous methodology ($3.4 billion).

Other Events

Relevant Events

•	As of February 18, 2020, BBVA Argentina Board of Directors called the Annual Ordinary and Extraordinary Shareholders’ Meeting for April 7, 2020.

•

As of February 26, 2020, Banco BBVA Argentina S.A., in its role as custodian bank of mutual funds, and BBVA Asset Management S.A.S.G.F.C.I. in its role as management company, have been notified of a class action lawsuit filed by the Asociación por la Defensa de Usuarios y Consumidores, for the alleged validation of a unilateral change in price of U.S. Dollar future contracts executed in the Mercado a Término de Rosario (Rosario Futures Exchange) and Argentina Clearing S.A. after September 29, 2015, maturing through June 2016 (included).

•

As of March 27, 2020, the Bank has decided to cancel the Annual Ordinary and Extraordinary Shareholders’ Meeting scheduled for April 7, 2020, due to the extension in the public sanitary emergency declared in Decree 260/2020, derived from the Covid-19 pandemic outbreak.

•	As of April 16, 2020, the Bank made a new call for the Annual Ordinary and Extraordinary Shareholders’ Meeting scheduled for May 15, 2020.

•	As of April 27, 2020, BBVA Argentina filed the Annual 20-F Report for the period ended in December 2019.

•	As of April 29, 2020, the Board of Directors decided to replace Oscar Castro for Juan Manuel Ballesteros in the Audit Committee (Capital Markets Law 26,831)

•

As of May 6, 2020, credit rating agency Fitch Ratings downgraded the International Foreign Currency Long Term rating from CCC to CC, and the International Local Currency Long Term rating from CCC+ to CC, following the downgrade in the sovereign rating of Argentina from CCC+ to CC.

•

As of May 15, 2020, shareholders at the Annual Ordinary and Extraordinary Shareholders’ meeting, approved the distribution of cash dividends in the amount of $2.5 billion, equal to $4.08056912 per share, and delegated on the Board of Directors the power to determine the date of payment of such dividends. The distribution is subject to BCRA prior authorization, which has not been granted yet. According to Communication “A” 6939, the distribution of financial institutions’ results is suspended until June 30, 2020.

•

As of May 27, 2020, pursuing the commercial strategy of the Bank, together with Banco Santander Río S.A. and Banco de Galicia and Buenos Aires S.A.U., the process of establishing a company called Play Digital S.A., has been initiated. Such company shall be engaged in developing and marketing payment solutions regarding the bank accounts of users of the financial system.

Corporate Bond payments during 1Q20

•	As of February 10, 2020, the Bank completed quarterly coupon payments on corporate bond Class 25 for $32.7 million.

•	As of February 28, 2020, the Bank completed quarterly coupon payments on corporate bond Class 27 for $124.4 million.

•	As of March 12, 2020, the Bank completed quarterly coupon payments on corporate bond Class 28 for $201.1 million.

•	As of March 27, 2020, the Bank completed quarterly coupon payments on corporate bond Class 24 for $53.4 million.

COVID-19

Donations

•

BBVA Argentina donated $10 million for the “Seamos Uno” campaign, an initiative involving religious, social and business institutions working closely with the Argentine government to help 4 million people during the pandemic, with food boxes and hygiene products.

•

BBVA Argentina also donated another $10 million to the Red Cross for the “Argentina nos necesita” campaign, an initiative that aims to strengthen the capacity of the Argentine public and private health service systems in order to better respond to the Covid-19 pandemic, in coordination with the Argentine Ministry of Health.

•

Adding to these direct contributions, BBVA Argentina launched its campaign “Tu donación vale el doble”, a voluntary initiative with the Red Cross, in which more than $500,000 were collected, reaching more than $1 million when added to the funds doubled by the Bank.

•

The Bank also joined the #StayAtHome campaign, promoting the use of digital media channels to make clients aware of the benefits of operating in an agile and self-serviced way without moving from their homes.

Financing (including regulatory changes)

Retail

•	The Bank automatically re-financed unpaid credit card balances due on April 30, and modified the calculation of credit card minimum payments so that they were more accessible.

•	Penalties on unpaid current account charges, and closure and disabling of accounts, were suspended until April 30. Fines and fees for returned checks were also suspended.

•	The Bank credited cash withdrawal costs at its own and other banks’ ATMs until June 30, and incremented daily withdrawal limits.

•

The Bank freezed the value of mortgage and pledge loan payments from April 1 to September 30. Unpaid instalments will be paid in three equal consecutive payments as of October. Difference in value generated from UVA mortgage loans during these months will be paid in three, interest free instalments as of October.

•

The Bank launched the “Ayuda Covid-19” credit line, aimed at clients with credit cards, personal loans and current accounts with a high probability of default: loans of 60 month maturity, first payment due at 120 days, to enable the sorting out of debt.

Commercial

•	A new process was launched to assist Plan Sueldo clients that do not have debit cards, so that they can withdraw cash through the Cash Express service.

•

BBVA Argentina has granted more than $16,800 million in credit to more than 8,000 SMEs, to be allocated in payroll payments, discounted instruments and working capital, at a 24% nominal annual rate, exceeding the maximum quota that was aimed at that sector. This also included loans to the Health sector.

•

BBVA Argentina has granted a special credit line for payroll payments for SMEs, which includes a 24% nominal annual rate, in a 12 month period of maturity, and a grace period of 3 months, backed by the Fondo de Garantías Argentino (FoGAr) warrants.

•	92% of credits were granted through BBVA Net Cash, the online banking for companies.

•	Currently, the Bank is working on credit lines for self-employed individuals at a 0% rate, promoted by the National Government.

•	Credit lines for high reciprocity clients, with a 15 month maturity and first instalment payment in 90 days.

Human Capital

•

Due to the Covid-19 pandemic, the Bank has implemented a remote-work arrangement, through which employees can remotely access the Bank’s systems, supporting the continuity of operations and working to maintain adequate standards of internal control over financial information.

•	Currently, more than 90% of employees at central offices are working remotely.

•

All branches are operational. For the re-opening of offices, two teams rotate every 14 days. The team working on the first fortnight is strengthened to assist a higher seasonal volume of activity. Many of the branches are working with 100% of their staff, and most have over 50% due to the high demand in client appointments.

Main Changes in Regulation

•

Minimum reserve requirements. Ahora 12. (Communication “A” 6910, 02/19/2020). The BCRA established that the limit of what can be deducted from reserve requirements concerning financing within the Ahora 12 Program, will be increased from 20% to 35%. This cannot exceed 4% of concepts in pesos subject to reserve requirements.

•	Ban on fee increments. (Communication “A” 6912, 02/20/2020). The BCRA stated that financial institutions would not be able to communicate fee increases or new fees for the period of 180 days.

•

Minimum reserve requirements. LELIQ position. Interest rates for SMEs. (Communication “A” 6937, 03/19/2020). The BCRA stated that from March 20 to April 30, the position in Central Bank Liquidity Notes (LELIQ, including reverse REPOs with the BCRA) that exceeds the one admitted for reserve requirements in pesos, cannot be over 90% of the position registered on March 19, 2020.

Furthermore, as of March 20, 2020, reserve requirements can be reduced for an equivalent of 40% of peso financing to SMEs at 24%. At least 50% of these funds will have to be allocated in working capital such as payrolls and coverage of deferred payment checks, among others.

This deduction cannot exceed 4% of concepts in pesos subject to requirement, in average, of the previous month.

Also, as of May 2020, LELIQ position cannot exceed a maximum determined by the percentage of financing that represents potential credit for SMEs (90% at most).

Reserve requirement deductions from Ahora 12 Program financings cannot exceed 6% of concepts in pesos subject to requirement (previously 4%).

•

Debtor classification criteria. (Communication “A” 6938, 03/19/2020). The BCRA decided to momentarily ease the criteria through which debtors are classified. Until September 30, 2020, financial institutions will have to extend late-payment periods in 60 days for stages 1, 2 and 3, both for commercial and retail loans. Additionally, new minimum provisioning rules are included: with preferred warrants: 8%, without preferred warrants: 16%.

Group A financial institutions will have to include in their calculation of regulatory capital (known as Responsabilidad Pratrimonial Computable or RPC), the impact from the positive difference between “new accounting IFRS 9 provision – regulatory provision or accounting provision as of November 30, 2019” (the highest), can be accounted as Level 1 Ordinary Capital (Con1).

•	Results distribution. (Communication “A” 6939, 03/19/2020). The BCRA suspends the distribution of results for financial institutions until June 30, 2020.

•

Minimum capital requirement for purchases abroad. (Communication “A” 6940, 03/19/2020). The BCRA establishes that as of April 1, 2020, capital requirement must be integrated for a 1250% over exposure to individuals and companies making purchases of touristic services in instalments abroad through credit cards.

•

Reserve requirements. (Communication “A” 6943, 03/24/2020). The BCRA modified Communication “A” 6937, adding a reduction to reserve requirements in pesos of 40% of financing given to SMEs at 24%, allocated to providers of health services, as long as they provide hospitalization services as part of the Sanitary Emergency stated in Decree 260/2020, and that will be applied to the purchase of medical supplies and equipment.

•

Fees. (Communication “A” 6945, 03/26/2020). Within the framework of the mandatory confinement disposed by the National Executive Power, the BCRA stated that through June 30, 2020, financial institutions cannot charge fees for transactions done through ATMs in the country, with no fund limits.

•

LELIQ position calculation. SMEs financing. (Communication “A” 6946, 03/26/2020). The BCRA modified Communication “A” 6937. When financings had been used for payrolls and the financial institution were to be the payment agent, LELIQ position will be accounted for 130%, for which the SMEs will have to declare the allocation of such funds.

•

Mortgage loans. Amortization freeze. (Decree 319/2020, 03/30/2020). The National Executive Power established the freezing until September 30, 2020 of amortization payments for mortgage loans. Also, until such date, mortgage foreclosures are suspended. Regarding differences originated from instalment values or lack of payment, these can be paid in at least three consecutive equal monthly instalments, interest free. In case of debts from lack of payment, compensatory interests may be applied, while moratorium and punitive interests cannot be applied. The parties may arrange other means of payment but this cannot have a significant burden for the debtor.

•

Layoffs. (Decree 329/2020, Decree 487/2020, 03/31/2020 and 05/19/2020). The Executive Power declares the ban on wrongful dismissals and layoffs for the period of 60 days. Dismissals mentioned in article 233 bis of the Ley de Contrato de Trabajo (Employment Contracts Law) are excepted. This regulation was extended for an additional 60 days on May 18, 2020, through Decree 487/2020.

•

Automatic deferral of unpaid balances. (Communication “A” 6949, 04/01/2020). The BCRA determined that unpaid balances from credits granted by financial institutions, which payments are due between April 1 and June 30 2020, will not accrue punitive interests. In the case of credit card payments, clients of financial institutions will be able to cancel them on April 13, without additional charges. Credit card financing rate cannot exceed 49%.

•

Deferral of payments on Argentine law sovereign debt in U.S. dollars. (Decree 346/2020, 04/06/2020). The National Government disposed the deferral of capital and interest payments on Argentine law sovereign debt until December 31, 2020.

•

Period of credit card payments. (Communication “A” 6964, 04/10/2020). The BCRA stated that financial institutions must automatically refinance unpaid balances on credit cards up to one year (between April 13 and April 30, 2020), with a 3 month grace period, and 9 monthly equal consecutive instalments, at a nominal interest rate of 43% (previously 49% and up to April 1, 55%).

•

Limit to LELIQ net position. (Communication “A” 6965, 04/14/2020). The BCRA defined a net position of LELIQs. This cannot exceed the highest between: (i) the RPC of the previous month; and (ii) the 100% of the average daily balances of deposits in pesos—excluding financial sector- and the residual value of the institution’s corporate bonds in pesos (issued until February 8, 2020) in the current month. The LELIQs comprised in reverse REPOs with the BCRA are not taken into consideration for the net position limit.

•

LELIQ net position. Application. (Communication “A” 6979, 04/16/2020). The BCRA stated that as of April 17, 2020, regulation on item 8.2 of “Operaciones al contado a liquidar y a término, pases, cuaciones, otros derivados y con fondos comunes de inversion” rules shall be considered in terms of net position. This applies to Communication “A” 6937.

•	Depositor insurance funds. (Communication “A” 6973, 04/16/2020). As of May 1, 2020, the BCRA increased the amount for which depositors funds are insured, from $1 million to $1.5 million.

•

Time deposits minimum rate. (Communication “A” 6980, 04/16/2020). The BCRA established a minimum rate for time deposits in pesos not linked to “UVA” (Unidad de Valor Adquisitivo) or “UVI” (Unidad de Vivienda), of $1 million or less corresponding to individuals. The nominal interest rate cannot be below the one expressed by the BCRA every Friday. This rate will be 70% of the average rates of LELIQs of shorter maturity of the previous week on calculation.

•

Cero rate credits. Minimum reserve requirements. (Communication “A” 6993, 04/27/2020). The BCRA stated that financial institutions shall grant financing at 0% rate (“Créditos a Tasa Cero”) disposed on Decree 332/2020 to all clients that request it. Regarding reserve requirements, this will be deducted for an amount equivalent to 60% of all financing at 0% rate. The Fondo Nacional de Desarrollo Productivo (FONDEP) will recognize a 15% annual nominal rate to financial institutions, over the amount that has been disbursed for these financings.

•

Maximum amount granted in time deposits at minimum rate. (Communication “A” 7000, 04/30/2020). The BCRA increased the maximum amount (from $1 million to $4 million) that can be granted in time deposits at the minimum rate, only considering those not adjusted by “UVA” or “UVI”.

•	Access to Foreign Exchange (FX) Market. (Communication “A” 7001, 04/30/2020). The BCRA set adjustments on conditions to access the FX market:

•

A previous authorization by the BCRA will be necessary for the writing off on amortization and interests of any kind of financing abroad that was pending on March 19, 2020 (with exceptions, in the case the client presents a declaration claiming it has not taken subsidized financing at 24% and will not do so for the next 30 days).

•

Clients will have to present a sworn declaration stating that, as of that day and during the previous 30 days, they have not sold securities settled in foreign currency or transferred securities to foreign custodian banks. Also, they commit to not engaging in such transactions as of the moment they have access to the FX market, and for the next 30 days.

•

Extension in the period of suspension of bank account closures. (Decree 312/2020, 05/01/2020). The National Executive Power decided to extend until June 30, 2020 the period in which bank accounts may be closed or disabled (according to art.1 of Law 25,730, including penalties provided in such law).

•

Minimum reserve requirement. Reduction in LELIQ position. (Communication “A” 7006, 05/08/2020). The BCRA established that financial institutions will have to reduce their LELIQ position that exceeds the one admitted as reserve requirement in pesos, in an additional 1% to the position recorded as of March 19, 2020. To adjust, they will have to reduce their net LELIQ position as they begin to collect payment at maturity.

•

Minimum reserve requirement. Integration with new National Treasury Bonds maturing on May 2020. (Communication “A” 7016, 05/14/2020). The BCRA determined that Group A financial institutions and branches, will be able to comply reserve requirements in pesos with fixed rate National Treasury Bonds maturing on May 2022, the same as it has been done with National Treasury Bonds due on November 2020. Bonds that apply for the integration of reserve requirements will not be considered in the calculation of limits imposed in regulations concerning credit to the non-financial public sector.

•

Time deposits reserve requirements. Limits to agricultural businesses. Minimum capital requirement. (Communication “A” 7018, 05/14/2020). The BCRA disposed that for deposits received as of May 18, 2020, the minimum rate (70% of the average rate of shortest maturity LELIQ) will be applicable to clients of the private non-financial sector, without limit in amount. Financial institutions will be able to integrate reserve requirements for 100% of time deposits (from the non-financial public and private sector) in LELIQ. Time deposits at a floating rate adjusted to profits related to cereals and oilseeds, will be restricted to individuals or companies with agricultural activity for up to 2 times their sales as of November 1, 2019 (enabling reserve requirement integration in LELIQ). Financing at 24% will not be allowed for companies with agricultural activity that stockpile more than 5% of their annual harvest.

Capital requirements for credit risk is established as of May 18, 2020, as financing to individuals and companies with agricultural activity that are not SMEs, and that stockpile more than 5% of their annual harvest capacity, will require capital integration multiplied by a factor of 4.

•

Minimum period for securities position. (General Resolution CNV 841, 05/26/2020). The Argentine Securities Exchange Commission (CNV) established a minimum period of 5 days during which securities must be held, in the case of selling transactions that settle in foreign currency or the transfer of securities to a custodian bank abroad. This is not applicable to buy-sell transactions in foreign currency that settle in the same jurisdiction, nor for the acquisition in foreign jurisdiction and selling in foreign currency at local jurisdiction.

•

Time deposits minimum rate. Exclusion of 24% rate financing to SMEs debtors. (Communication “A” 7027, 05/28/2020). As of June 1, 2020, the minimum annual nominal rate for time deposits will be 79% of the average rate of LELIQ. Companies that have taken credit at 24% (aimed at SMEs) will not be granted such rate. The BCRA also increases the excess net position of LELIQ allowed from 10% to 18%.

•

Time deposits at floating rate adjusted to the U.S. dollar. (Communication “A” 7029, 05/28/2020). The BCRA allows time deposits at a floating rate (initially adjusted to the value of cereal or oilseed) to be adjusted by the value of the U.S. dollar.

•

Access to the FX market. (Communication “A” 7030, 05/28/2020). Companies with liquid assets originated from the purchase of external assets, will have to comprise these for the payment of obligations abroad. When accessing the FX market, individuals and companies have to sign an affidavit affirming they have not engaged in buying and selling of public securities that settle in foreign currency during the last 90 and for the next 90 days.

•

Excess LELIQ position over time deposits at minimum rate. (Communication “A” 7027, 06/04/2020). BCRA now enables the increase in the excess net position of LELIQ at 18% for time deposits granted to National, provincial and Ciudad Autónoma de Buenos Aires governments and/or municipalities (only when they have been paid at a rate over the minimum).

•

Dividend distribution suspension postponement. (Communication “A” 7035, 06/04/2020). The BCRA stated the postponement of dividend distribution suspension (stated in Communication “A” 6939) for financial institutions until December 30, 2020.

Glossary

Public Sector Exposure (excl. BCRA): (Public debt with the National and Provincial Government + Loans to the public sector + REPO transactions) / Total Assets

ROE (accumulated): Attributable Net Income / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency.

ROA (accumulated): Attributable Net Income / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency.

ROE (quarterly): Attributable Net Income / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency.

ROA (quarterly): Attributable Net Income / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter end and total assets in the current period, expressed in local currency.

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through profit or loss + Net REPO transactions + Other debt securities) / Total Deposits

Efficiency Ratio: (Personnel benefits + Administrative Expenses + Depreciation & Amortization) / (Net Interest Income + Net Income from measurement of Financial Instruments at Fair Value + Foreign exchange and gold gains + Net Fee Income + Insurance activity income + Other net operating income)

Balance Sheet

Balance Sheet				Chg (%)		Proforma (1)
In millions $	1Q20	4Q19	1Q19	QoQ	YoY	1Q20
Assets
Cash and deposits in banks	146,518	168,447	154,277	65.9%	(7.2%)	146,371
Cash	37,326	50,368	22,405	65.3%	(7.2%)	37,326
Financial institutions and correspondents	109,192	118,079	131,872	66.2%	(7.2%)	—
B.C.R.A	104,800	115,886	121,649	81.7%	(7.2%)	104,670
Other local and foreign financial institutions	4,392	2,193	10,223	(69.8%)	(7.2%)	4,375
Debt securities at fair value through profit or loss	9,059	4,452	3,041	(20.1%)	(7.2%)	9,059
Derivatives	2,155	3,285	1,217	35.8%	(7.2%)	2,155
Repo transactions	3,202	—	31,785	(100.0%)	N/A	3,202
Other financial assets	18,539	5,055	16,693	(57.3%)	(45.5%)	18,323
Loans and other financing	218,539	210,523	274,976	(4.3%)	(5.8%)	209,142
Non-financial public sector	1	0	1	(100.0%)	(100.0%)	1
B.C.R.A	11	19	2	N/A	(9.4%)	11
Other financial institutions	5,026	5,472	9,403	85.8%	(5.7%)	8,320
Non-financial private sector and residents abroad	213,501	205,032	265,570	(5.5%)	(5.8%)	200,810
Other debt securities	64,756	48,702	60,148	(28.8%)	(7.2%)	64,756
Financial assets pledged as collateral	6,815	6,385	7,831	(28.7%)	(7.2%)	6,815
Current income tax assets	—	23	1	N/A	0.9%	—
Investments in equity instruments	1,812	2,216	2,809	9.7%	(7.2%)	1,812
Investments in subsidiaries and associates	1,126	1,117	2,796	255.9%	(13.3%)	2,871
Property and equipment	27,332	28,105	32,295	(2.7%)	(59.1%)	27,301
Intangible assets	919	841	934	(8.1%)	(30.0%)	918
Deferred income tax assets	7,416	6,371	116	81.9%	(2.9%)	7,060
Other non-financial assets	4,285	4,610	3,479	34.2%	(30.4%)	4,056
Non-current assets held for sale	179	179	179	—	(66.5%)	179
Total Assets	512,654	490,310	592,577	6.3%	(10.2%)	504,019
Liabilities
Deposits	327,960	316,918	413,481	7.1%	(7.2%)	327,329
Non-financial public sector	3,473	3,167	2,473	11.2%	(7.2%)	3,473
Financial sector	287	192	341	(43.3%)	(7.5%)	539
Non-financial private sector and residents abroad	324,200	313,558	410,666	7.1%	(7.2%)	323,317
Liabilities at fair value through profit or loss	—	626	2,921	n.m	(7.2%)	—
Derivatives	332	3,313	2,391	(23.6%)	(7.2%)	332
Repo transactions	—	—	—	N/A	N/A	—
Other financial liabilities	42,830	31,073	43,478	(8.8%)	(7.2%)	42,476
Financing received from the B.C.R.A. and other financial institutions	3,627	6,628	8,901	(27.5%)	(7.2%)	998
Corporate bonds issued	7,499	7,890	6,273	(16.1%)	(7.2%)	4,900
Current income tax liabilities	11,578	8,699	8,593	54.0%	(7.2%)	11,438
Provisions	11,274	11,586	6,264	28.5%	(15.0%)	11,211
Deferred income tax liabilities	—	—	3,382	(100.0%)	N/A	—
Other non-financial liabilities	18,780	18,427	17,499	12.0%	(7.4%)	18,260
Total Liabilities	423,879	405,160	513,184	5.5%	(7.5%)	416,944
Equity
Share Capital	613	613	613	—	0.0%	613
Non-capitalized contributions	20,894	20,894	20,883	0.1%	(67.7%)	20,894
Capital adjustments	14,633	14,633	14,633	—	(97.9%)	14,633
Reserves	47,242	47,242	28,896	—	(39.7%)	47,242
Retained earnings	11,095	(17,844)	7,221	N/A	100.0%	11,095
Other accumulated comprehensive income	(10,187)	(11,026)	2,228	4.6%	69.0%	(9,871)
Income for the period	2,759	28,940	4,870	31.8%	7.1%	2,444
Equity attributable to owners of the Parent	87,049	83,450	79,343	13.6%	(23.6%)	87,049
Equity attributable to non-controlling interests	1,726	1,700	50	(36.0%)	(7.7%)	27
Total Equity	88,775	85,150	79,393	11.6%	(23.3%)	87,076
Total Liabilities and Equity	512,654	490,310	592,577	6.3%	(10.2%)	504,019

(1)	Excludes consolidation with PSA and VWFS.

Balance sheet - Foreign Currency Exposure

Foreign Currency Exposure	BBVA ARG consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ	YoY
Assets
Cash and deposits in banks	86,591	94,522	87,290	(8.4%)	(0.8%)
Repo transactions		—	19,742	N/A	(100.0%)
Other financial assets	1,670	290	756	475.8%	120.8%
Loans and other financing	37,817	36,976	104,802	2.3%	(63.9%)
Other debt securities	7,117	7,992	6,442	(10.9%)	10.5%
Financial assets pledged as collateral	2,397	2,451	2,247	(2.2%)	6.7%
Investments in equity instruments	15	29	27	(47.7%)	(43.8%)
Total foreign currency assets	135,606	142,260	222,217	(4.7%)	(39.0%)
Liabilities
Deposits	116,021	126,374	197,944	(8.2%)	(41.4%)
Non-Financial Public Sector	2,088	1,570	803	32.9%	160.0%
Financial Sector	43	45	150	(2.9%)	(71.1%)
Non-financial private sector and residents abroad	113,890	124,759	196,990	(8.7%)	(42.2%)
Liabilities at fair value through profit or loss		485	1,725	(100.0%)	(100.0%)
Other financial liabilities	11,703	8,287	12,480	41.2%	(6.2%)
Financing received from the B.C.R.A. and other financial institutions	811	3,288	8,411	(75.3%)	(90.4%)
Other non financial liabilities	984	1,339	1,592	(26.6%)	(38.2%)
Total foreign currency liabilities	129,519	139,774	222,152	(7.3%)	(41.7%)
Foreign Currency Net Position—Pesos	6,087	2,486	65	144.9%	n.m
Foreign Currency Net Position—USD	94	42	1	127.5%	n.m
Foreign Exchange (end of period)	$64.47	$59.90	$43.35	7.6%	48.7%

Income Statement

Income Statement	BBVA ARG consolidated			Chg (%)		Proforma (1)
In millions $	1Q20	4Q19	1Q19	QoQ	YoY	1Q20
Interest income	24,613	30,518	28,417	(19.4%)	(13.4%)	23,286
Interest expense	(8,171)	(11,279)	(13,373)	27.6%	38.9%	(7,547)
Net interest income	16,441	19,239	15,044	(14.5%)	9.3%	15,738
Fee income	5,401	5,768	5,896	(6.4%)	(8.4%)	5,400
Fee expenses	(3,525)	(3,997)	(3,594)	11.8%	1.9%	(3,502)
Net fee income	1,876	1,771	2,302	5.9%	(18.5%)	1,898
Net income from financial instruments at fair value	1,000	2,371	3,753	(57.8%)	(73.3%)	1,000
Net loss from write-down of assets at amortized cost and fair value through OCI	(127)	(13)	(6)	n.m	n.m	(127)
Foreign exchange and gold gains	1,237	3,100	1,976	(60.1%)	(37.4%)	1,240
Other operating income	1,039	1,202	5,268	(13.5%)	(80.3%)	1,064
Loan loss allowances	(1,623)	(2,685)	(1,618)	39.5%	(0.4%)	(1,596)
Net operating income	19,843	24,985	26,719	(20.6%)	(25.7%)	19,217
Personnel benefits	(4,439)	(4,653)	(4,202)	4.6%	(5.6%)	(4,371)
Administrative expenses	(3,590)	(4,260)	(3,160)	15.7%	(13.6%)	(3,532)
Depreciation and amortization	(823)	(1,972)	(1,229)	58.3%	33.1%	(818)
Other operating expenses	(3,112)	(6,416)	(4,509)	51.5%	31.0%	(2,974)
Operating income	7,880	7,685	13,617	2.5%	(42.1%)	7,522
Income from associates and joint ventures	27	680	(76)	(96.0%)	135.6%	59
Income from net monetary position	(2,624)	(3,038)	(5,022)	13.6%	47.8%	(2,380)
Income before income tax	5,283	5,328	8,519	(0.8%)	(38.0%)	5,201
Income tax	(2,176)	(1,439)	(3,649)	(51.2%)	40.4%	(2,124)
Income for the period	3,107	3,889	4,870	(20.1%)	(36.2%)	3,078
Income for the period attributable to:	2,472	7,693
Owners of the parent	2,444	7,788	4,870	(68.6%)	(49.8%)	3,079
Non-controlling interests	28	(95)	(0)	129.9%	n.m	(1)
Other comprehensive income	1,154	2,604	2,238	(55.7%)	(48.4%)	1,154

(1)	Excludes consolidation with PSA and VWFS.

Ratios

Quarterly Annualized Ratios	BBVA ARG Consolidated			Chg (%)
	1Q20	4Q19	1Q19	QoQ	YoY
Profitability
Efficiency Ratio	47.4%	46.3%	42.0%	104 bps	533 bps
ROA	2.5%	3.2%	3.5%	(67) bps	(104) bps
ROE	14.5%	19.4%	26.1%	(487) bps	(1,152) bps
Liquidity
Liquid assets / Total Deposits	68.7%	70.6%	60.9%	(192) bps	775 bps
Capital
Regulatory Capital Ratio	21.8%	23.2%	28.4%	(139) bps	(660) bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.2%	22.5%	27.4%	(131) bps	(621) bps
Assey Quality
Total non-performing portfolio / Total portfolio	2.78%	3.53%	2.23%	(75) bps	55 bps
Allowances /Total non-performing portfolio	186.12%	154.46%	110.91%	3,166 bps	7,521 bps

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations contacts:

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

investorelations-arg@bbva.com

ir.bbva.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: June 8, 2020	By:	/s/ Ernesto Gallardo Jimenez
		Name:	Ernesto Gallardo Jimenez
		Title:	Chief Financial Officer